

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

December 30, 2009

Mr. Jeffrey B. Levos
Chief Financial Officer
Global Industries, Ltd.
8000 Global Drive
Carlyss, LA 70665

        Re: **Global Industries, Ltd.**
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed March 2, 2009
                Schedule 14A Filed April 3, 2009
                File No. 0-21086

Dear Mr. Levos:

       We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors

Our internal controls may not be sufficient to achieve all stated goals and objectives;
existing deficiencies may not be adequately remediated, page 14

1.   We note your disclosure on page 15 that "[d]uring the course of documenting and
        testing our internal controls to ensure compliance with Section 404, we identified
        certain internal control issues and significant deficiencies which management
        believes should be improved and corrected. In addition to creating risks that
        information required to be reported in our SEC filings may not be timely
        recorded, processed and reported, these deficiencies increase the likelihood of
        misstatements in our financial statements or violations of law. Management has a
        remediation plan for these issues and is working to complete their remediation."
        Please explain to us the nature of the significant deficiencies and provide us with
        a brief description of the remediation plan.

Schedule 14A Filed April 3, 2009

Compensation Discussion and Analysis

Short-Term Incentive Compensation – Annual Cash Bonus, page 18

2.   We note your statement on page 19 that "the Committee has the discretionary
        authority to adjust the payout to any participant by up to 25% … ." Please revise
        to clarify whether this constitutes upward discretion, downward discretion, or
        both. Also, if it constitutes downward discretion, please explain whether it
        creates a floor regarding the extent to which the committee may exercise
        downward discretion.

3.   Please revise to disclose all qualitative and quantitative performance targets or
        goals. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation
        S-K. To the extent that you believe that disclosure of the targets would result in
        competitive harm such that they could be excluded properly under Instruction 4 to
        Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed
        explanation supporting your conclusion. Please also note that to the extent
        disclosure of the qualitative or quantitative performance targets or goals would
        cause competitive harm, you are required to discuss how difficult it was or will be
        to achieve the targets or goals. Please see Instruction 4 to Item 402(b) of
        Regulation S-K.

Long-Term Equity Incentive Compensation – Equity Awards

4.   Please revise to disclose all qualitative and quantitative performance targets or goals. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance targets or goals would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the targets or goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Post-Employment Compensation: Employment and Severance Agreements

Employment and Severance Agreements, page 24

5.   We note your disclosure concerning the employment agreement with Mr. Chin from 2006 and the Resignation and Release Agreement with Mr. Chin from 2008. Please revise to clarify whether the Resignation and Release Agreement provides Mr. Chin with any payments that were not required by his employment agreement. If so, please explain the rationale for providing such additional payments.

Stock Ownership Guidelines, page 26

6.   We note your statement that "Due to the significant decline in the value of the Company's common stock in 2008, none of the Named Executive Officers was in technical compliance at the end of 2008. In these circumstances, after reviewing ownership levels, including acquisition and disposition of shares during 2008, the Committee determined each of the Named Executive Officers to be in compliance with the Share Ownership Guidelines as of December 31, 2008." Please clarify whether the Committee, due to the circumstances you describe, decided to waive compliance with the Guidelines as of December 31, 2008.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director